United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: PepsiCo, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of PepsiCo, Inc.

RE: The case to vote FOR Shareholder Proposal No. 5 (“Independent Board Chair”) on the 2023 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 5 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Shareholder Proposal No. 5 (“Independent Board Chair”) on the 2023 Proxy Ballot for PepsiCo, Inc. (“PepsiCo” or “Company”).

Summary

As has been long recognized under the American form of government, separation of powers, along with checks and balances, are healthy practices. When it comes to leadership of public corporations, which are owned by a broad ideological and economic spectrum of shareholders, those practices also enhance accountability and self-examination. While not perfectly analogous to a representative republic form of democracy, the separation of responsibilities between a chief executive officer and a chair of the board enables each to focus on critical matters that fall under their respective purviews.

At the same time, one person occupying both the Chair and CEO roles infuses that leader with an inordinate amount of insufficiently-checked power. As we cite from the Council of Institutional Investors in our proposal’s supporting statement, “A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board’s oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board.”

As the legendary late ITT Corporation CEO Harold Geneen wrote in his 1984 book Managing:1

If the board of directors is really there to represent the interests of the stockholders, what is the chief executive doing on the board? Doesn’t he have a conflict of interest? He’s the professional manager. He cannot represent the shareholders and impartially sit in judgment of himself.

And as two business law professors argued in the Harvard Business Review, “letting the CEO chair the board can compromise board discussion quality, weakening the corporation’s risk management ability.”2

The HBR co-authors, Joseph Mandato of Stanford University and William Devine of Menlo College, cite as examples “debacles” from recent years at Boeing, WeWork and Facebook (now Meta), in which they argue that a board of directors might be less willing to challenge a Chair and CEO, if both are the same person.

“A CEO feedback session whose import is underscored by having the CEO’s organizational equal—i.e., the board chair—conduct it is not possible, of course, when the board chair is the CEO,” the co-authors wrote. “This makes it harder to check a top exec steering the corporation astray.”

While PepsiCo believes that combining the roles of CEO and Board Chair “best serve(s) the short-term and long-term interests of shareholders,” we argue that the opposite is true.3

1 Geneen, Harold. “Managing,” Doubleday, January 1, 1984.

2 Mandato, Joseph and Devine, William. “Why the CEO Shouldn’t Also Be the Board Chair,” Harvard Business Review, March 4, 2020. See https://hbr.org/2020/03/why-the-ceo-shouldnt-also-be-the-board-chair.

3 PepsiCo, Inc. 2023 proxy statement, PepsiCo, Inc., March 21, 2023. See https://pepsico.gcs-web.com/static-files/c91134c4-b9dc-4783-94db-c43cf96974ac.

PepsiCo’s Response to Our Proposal

PepsiCo claims that the CEO and Board Chair roles should continue to be unified based on the following rationale:

-The need for “flexibility” in the Board structure

-Existing “effective” and “independent” oversight within the Board structure

-Serving the interests of shareholders over time

-Adherence with industry standards

The need for “flexibility” in Board structure

In their proxy statement of opposition, the Company board of directors cite the need for “flexibility” in their ability to design a leadership structure, characterizing our proposal as rigid and prescriptive.

To that we plead: “Guilty as charged.” Flexibility should be viewed as a bug, not a feature.

Looking at the United States government example, is our constitutional form of government too rigid and prescriptive? Or should elected (or even appointed) leaders have elastic rules to play by – like PepsiCo’s – so the preferences of a few powerful elites can be accommodated, dependent on shifting priorities like personal relationships, politics, peer acceptance, Twitter favorability, and other irrelevant subjectivisms beyond fiduciary duties? Despite the perceived benefit of having a “clear and unified strategic vision,” combining the roles of CEO and Chair leads to further concentration of power and influence within the entity.4

Speaking of that, PepsiCo’s Corporate Governance policies say that combining the roles of Board Chair and CEO should be determined by the Board “from time to time… in light of the dynamic environment in which we operate.”[5] Returning to our U.S. government example, would national oversight by our elected leaders be better served if, say, Congress decided it would be best if the roles of Speaker of the House and the President of the United States were held by the same person – but at another random given time, decided it was not the best practice? Since domestic political considerations are in a constant “dynamic environment,” should our governmental leaders be decided based on similar – yet very mysterious – criteria like PepsiCo’s?

4 PepsiCo, Inc. 2023 proxy statements,” PepsiCo, Inc., March 21, 2023. See https://pepsico.gcs-web.com/static-files/c91134c4-b9dc-4783-94db-c43cf96974ac.

5 Ibid.

Such determinations are more subject to flawed, personal human opinions than to what’s best for the Company. Shareholders depend on consistency in knowing the rules that leadership plays by, and the existing “flexibility” of the Company’s Board policies inhibit that.

Existing “effective” and “independent” oversight within the Board structure

PepsiCo claims the Board is “best positioned to determine the most effective leadership structure to protect and enhance long-term shareholder value.”6 The Company contends that shareholder interests are protected because of the Board’s independence, while failing to create a Board that is actually independent. PepsiCo’s 2023 Proxy states the “Board regularly reviews the Company’s leadership structure,” with the Board also evaluating its own effectiveness. We find this to be illogical and a testament to the unacceptable corporate governance practices of the company.

The Board also argues – like every other company with a similar governance structure – that separation of the Chair and CEO roles is not necessary, because the Company has a Lead Independent Director with “clearly defined” and “robust” responsibilities.7 The responsibilities of the role include:

-The ability to call meetings

-Approving Board meeting agendas and materials

-Chairing board meetings when the Chair/CEO is too busy managing the Company

-Acting as a liaison to the Chair/CEO and the independent directors

-“If requested by major shareholders, ensuring that he or she is available for consultation and direct communication”

In reality, the Lead Independent Director sounds more like an executive assistant than a “clearly defined” or “robust” counter to the Chair/CEO.

PepsiCo has stated that the Board of Directors seeks to improve the “strong, independent oversight function by our actively engaged Board, which consists entirely of independent directors other than our Chairman and CEO.” This obvious exception decreases the independence and objectivity of the entire Board and should be remedied so all Board members are independent.

Serving the interests of shareholders over time

PepsiCo claims that separating the positions of Board Chair and CEO is “neither necessary nor in the best interests of PepsiCo or its shareholders”8 The Company also claims that giving the Board ample flexibility will increase their ability to determine the “flexibility to determine the most effective leadership structure for PepsiCo based on the Company’s needs and the board’s regular assessment of the Company’s leadership,” while citing PepsiCo’s recent stock returns to

6 Ibid.

7 Ibid.

8 Ibid.

support their claim for consolidating the roles. This, however, contradicts the beliefs of financial experts and common industry practices.

The CFA Institute rejects PepsiCo’s policies and states that “Good corporate governance not only protects the interests of investors and improves their trust in capital markets, but also acts as a key driver of investment performance.”9 The CFA Institute insists that “Board independence is a key cornerstone of corporate governance” and that “the same person should not perform the roles of Chair and CEO and that the chair should be an independent director.”10 Separating the these roles is good corporate governance.

Adherence with industry standards

By combining the roles of CEO and Chair, PepsiCo claims to be consistent with industry standards, though separating these roles is increasingly practiced within the industry. While only 36% of the boards for S&P 500 companies have an independent chair, the Spencer Stuart Board Index found that 51% of S&P 500 companies had separate CEOs and Board Chairs in 2017 versus 59% in 2022.11 The growing separation of the CEO and Chair positions within publicly traded companies signifies the changing sentiment towards Chair independence.

The dangers of too much concentrated power

When it comes to leadership structure, the concentration of power in a one-person Chair/CEO redounds little, if any, innate benefit to a Company and its shareholders, that a separated Chair and CEO structure could not also accomplish. On the other hand, Chair and CEO responsibilities are more likely to dilute the effectiveness and fulfillment of each role, if both are held by one person.

In the Boeing example cited by Mandato and Devine, the co-authors cite former Chair/CEO Dennis Muilenburg’s three-year tenure, during which the company successfully lobbied to ease

9 “CFA Institute pushes for more independence and diversity on company boards,” CFA Institute, September 14, 2021. See https://www.cfainstitute.org/en/about/press-releases/2021/independent-directors-in-Asia-Pacific.

10 Ibid.

11 Ibid.

government oversight of new airplane designs.12 A subsequent series of events “is suspected to have led to two plane crashes and the tragic loss of 346 lives, the grounding of almost 500 planes worldwide, and company losses that will exceed $18 billion” (as of March 2020).

The two professors noted that during Muilenburg’s reign, he sought to remake the company as a “global industrial champion,” who debated openly with SpaceX founder/CEO Elon Musk over whose rocket would carry the first person to Mars. Meanwhile, he allegedly fostered an employee culture that disrespected and mocked regulators, among whom the twice-crashed 737 MAX was referred to as “a joke.”

“Boeing might have benefitted from a board chair initiating a closed executive session that considered Muilenburg’s fixation on global and interplanetary aspirations,” Mandato and Devine wrote. “Perhaps those aspirations could have been identified as what they turned out to be: signals that the corporation’s priorities had veered dangerously out of alignment.”

Even now Boeing is trying to recover from the disastrous 737 MAX “cascade of errors, shortcuts and management failures”[13] that marked the Muilenburg era – but is still losing ground to rival Airbus.[14]

In the present case with PepsiCo, the Board argues in its opposition to our proposal that the combined Chair/CEO arrangement has allowed Ramon Laguarta to be “best positioned to be aware of key issues facing the Company” and to “identify emerging risks.”[15] This introduces the risk that Mr. Laguarta finds certain issues pressing that are not aligned with the issues that shareholders find important.

12 Jolly, Jasper. “Boeing 737 Max disaster casts long shadow as planemaker tries to rebuild fortunes, The Guardian, June 25, 2022. See https://www.theguardian.com/business/2022/jun/25/max-disaster-casts-long-shadow-as-boeing-tries-to-rebuild-its-fortunes.

13 Cohn, Scott. “One year after the 737 Max’s return, Boeing is still trying to get back on course,” CNBC, Jan. 24, 2022. See https://www.cnbc.com/2022/01/24/the-737-max-may-be-back-but-boeing-is-still-trying-to-get-back-on-course.html.

14 Jolly, Jasper. “Boeing 737 Max disaster casts long shadow as planemaker tries to rebuild fortunes, The Guardian, June 25, 2022. See https://www.theguardian.com/business/2022/jun/25/max-disaster-casts-long-shadow-as-boeing-tries-to-rebuild-its-fortunes.

15 PepsiCo, Inc. 2023 proxy statements,” PepsiCo, Inc., March 21, 2023. See https://pepsico.gcs-web.com/static-files/c91134c4-b9dc-4783-94db-c43cf96974ac.

Questioning Mr. Laguarta’s Leadership as Chairman and CEO

Involvement with “woke” business activities

-PepsiCo has supported the controversial Black Lives Matter cause, calling it an enduring movement.”16 Leaders within PepsiCo have voiced their “commit(ment) to sustained action” to the BLM movement, including more than $400 million over the next five years to “increase Black representation at PepsiCo,”17 which is anything but colorblind. This comes despite claims that the BLM movement has “intimidated the leaders of some of America’s largest corporations into paying fealty to its harmful and deceptive narrative.”18

Calls by BLM to defund the police “directly contributed to the spike (in murders of African Americans during 2020)”[19] and led to an “uprising that destroyed many of our cities’ downtowns.”[20] [21] The top leader of the Black Lives Matter Movement, Patrisse Cullors, has described herself as a “trained Marxist,”[22] has been credibly accused of financial misappropriation of funds.[23]

PepsiCo’s support of these movements continues despite claims by the Black Farmers Association that the Company is “all talk and no action when it comes to their approach to discrimination.”[24]

16 Janjuha-Jivraj, Shaheena. “Winning with purpose – PepsiCo getting beyond words,” Forbes, October 31, 2020. See https://www.forbes.com/sites/shaheenajanjuhajivrajeurope/2020/10/31/performance-with-purpose--pepsico-getting-beyond-words/?sh=90d327cd803b.

17 Laguarta, Ramon. “PepsiCo CEO: ‘Black lives matter, to our company and to me.’ What the food and beverage giant will do next,” Fortune, June 16, 2020. See https://fortune.com/2020/06/16/pepsi-ceo-ramon-laguarta-black-lives-matter-diversity-and-inclusion-systemic-racism-in-business/.

18 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

19 Ibid.

20 Ibid.

21 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

22 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

23 Bellamy-Walker, Tat. “Black Lives Matter activists accuse executive of stealing $10 million in donor funds,” NBC News, September 7, 2022. See https://www.nbcnews.com/news/nbcblk/black-lives-matter-activists-accuse-executive-stealing-10-million-dono-rcna46481.

24 Yates, Shanique. “National Black Farmers Association president calls out PepsiCo for ‘bullying discrimination,’” Afrotech, January 28, 2022. See https://afrotech.com/national-black-farmers-association-pepsico-bullying-discrimination.

-

PepsiCo has rebranded iconic labels due to perceived, but extremely limited, public pressure, claiming they are racially insensitive. Aunt Jemima, a PepsiCo-owned brand, featured a fictional African-American character who is “thought to be based on early spokeswomen who were formerly enslaved.”[25] Despite multiple attempts by the brand to “remove racial stereotypes” and objections by descendants of Aunt Jemima ambassadors saying that their family legacies would be “erased from history” upon removal of the iconic figure, PepsiCo still replaced the brand with the name “Pearl Milling Company.”[26]

-PepsiCo also created a new subset of the Cracker Jack brand by introducing Cracker Jill: a campaign “fueled by powerful female and non-binary voices.”27 It was called an attempt by the Company to “adapt to a more ‘progressive’ world,”28 with the sentiment characterized as “cancel culture run amok.”29

-In 2021 the Company signed an open letter that called on companies to oppose laws that suppress voting rights, including the Georgia Election Integrity Act, which is now a law that ensures improved election accountability. Coca-Cola, a chief competitor of Pepsi, said that they “(do) not support this legislation, as it makes it harder for people to vote, not easier.”30 Many leaders called the law “unacceptable” and “a step backwards,” while the President of the United States likened the law to “Jim Crow in the 21st century.”31 The results of the Election Integrity Act was seen in the 2022 elections, with it being the “most successful election in history,” as early voting tripled relative to 2018, and it became “easier for citizens to vote and harder to cheat.”32 33 Despite PepsiCo’s silence on

25 Moore, Cortney. “PepsiCo rebrands Aunt Jemima as Peal Milling Company, coming June 2021,” Fox Business, February 9, 2021. See https://www.foxbusiness.com/lifestyle/pepsico-rebrands-aunt-jemima-pearl-milling-company-june-2021.

26 Ibid.

27 Mark Miller, Andrew. “Pepsi unveils ‘Cracker Jill’ version of ‘Cracker Jack’ to promote women’s sports,” Fox Business, April 5, 2022. See https://www.foxbusiness.com/politics/pepsi-unveils-cracker-jill-version-cracker-jack-promote-womens-sports.

28 Ibid.

29 Blasey, Laura. “Essential politics: In the voting rights debate, Georgia gets a jolt from big business,” Los Angeles Times, April 7, 2021. See https://www.latimes.com/politics/newsletter/2021-04-07/georgia-voting-mlb-cocacola-essential-politics.

30 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

31 Mittelstadt, Natalia. “Iconic brands that slammed Georgia election law have eff on face amid state’s record voter turnout,” Just the News, November 16, 2022. See https://justthenews.com/politics-policy/elections/corporations-bet-against-georgia-election-integrity-law-and-lost-amid.

32 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

33 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

the subject since signing the letter, while many conservatives boycotted the more vocal Coca-Cola, endorsing the letter was a mistake brought about by Mr. Laguarta’s unchecked judgment and lack of accountability.

-Mr. Laguarta is an active participant and strategic partner of the World Economic Forum and has involved PepsiCo in the First Movers Coalition, which seeks to “(reduce) emissions to net-zero by 2050.”34

Net Zero’s goals to eliminate the use of fossil fuels and emissions of greenhouse gases are “based on analytical methods that violate fundamental tenets of the scientific method.”35 Such goals are unrealistic and unnecessary, as “proponents regularly report that extreme weather is more severe and frequent because of climate change while the evidence shows no increase – and, in some cases, a decrease – in such events.”36 Computer models that forecast a catastrophic future due to global warming are infected with a “garbage in, garbage out” disease fueled by flawed data that do not accurately reflect the historical temperature record. “Conclusions of the [UN] Intergovernmental Panel on Climate Change that contradict the narrative of catastrophic global warming from fossil fuels are rewritten by government bureaucrats for public reports to support the false narrative of Net Zero.”37

The ongoing support and partnership with the WEF continues despite claims that the Forum “seems to exist to destroy national economies” – that is, nations’ sovereignties – and the head of the organization stating that they seek to “master the future.”38 There is much that is troubling about the WEF; for example, WEF describes itself as an “international organization for public-private cooperation,” and that it was “founded on the stakeholder theory, which asserts that an organization is accountable to all parts of society.” This undermines shareholder primacy and national sovereignty.

Also, WEF openly advocates for transhumanism, abolishing private property, eating bugs, social credit systems, “The Great Reset,” and host of other Orwellian objectives. The radical agenda of organizations such as WEF makes partnerships with them inconsistent with the values of most Company shareholders.

-PepsiCo sources a significant amount of flavor and oleoresin products from Synthite Industries, which sourced over $30 million of shipments from Chenguang Biotech since

34 “First Movers Coalition,” First Movers Coalition, Accessed April 13, 2023. See https://www.weforum.org/first-movers-coalition.

35 Rotter, Charles. “Challenging net zero with science: Lindzen-Happer-CO2 coalition paper released,” Watts Up With That? February 23, 2023. See https://wattsupwiththat.com/2023/02/27/challenging-net-zero-with-science-lindzen-happer-co2-coalition-paper-released/.

36 Lindzen, Richard; Happer, Will; Wrightstone, Gregory. “Challenging ‘Net Zero’ with Science,” CO2 Coalition, Feb. 23, 2023. See https://co2coalition.org/wp-content/uploads/2023/02/2023-02-23-Challenging-Net-Zero-with-Science.pdf.

37 Ibid.

38 Carlson, Tucker. “Tucker Carlson: World Economic Forum exists to ‘destroy national economies,’” Fox News, January 18, 2023. See https://www.foxnews.com/opinion/tucker-carlson-world-economic-forum-exists-destroy-national-economies.

2018. Xinjiang, China-based subsidiaries of Chenguang Biotech have engaged in discriminatory hiring practices by “barring Uyghurs and other ethnic groups from serving in more stable positions.”39 A specific subsidiary of Chenguang Biotech, Xinjiang Tianjiao Hongan Agricultural Technology Co., Ltd., reportedly operates closely with Xinjiang Production and Construction Corps, a U.S. and EU-sanctioned entity that “perpetrates mass detention and forced labor in the region.”40 As a major component of PepsiCo’s supply chain, they directly violate PepsiCo’s commitment to “(prohibit) the use of all forms of forced labor.”41

-PepsiCo issued a $1.25 billion 10-year Green Bond, its second issuance of a Green Bond, with Company committing to pursue “decarbonization and climate resilience” throughout its operations to align with the United Nations Sustainable Development Goals. This is despite claims that these goals by the United Nations are “socialist-oriented.”42

According to PepsiCo’s 2030 Positive Agriculture goals, the Company is targeting a net reduction of “at least 3 million tons of greenhouse gas (GHG) emissions by 2030,” which represents a more than 40 percent reduction, and seeks to achieve net-zero emissions by 2040.43 One of the United Nations Sustainable Development Goals includes ensuring that “all men and women… have equal rights to economic resources.”44 PepsiCo’s alignment with the United Nations inherently socialistic goals is worrisome and a misalignment of strategic goals and objectives.

Conclusion

These examples have shown that the Company under Mr. Laguarta’s consolidated leadership as both Chairman and CEO has made multiple questionable decisions that have unnecessarily thrust the reputation of PepsiCo into divisive and even destructive sides of political issues. Clearly the Lead Independent Director has failed to be a “robust” counter to Mr. Laguarta, and the Board has failed to mitigate or prevent placing the Company into undesirable political situations. A separate chair, with an outside perspective and clearly designated powers, has more implied authority to help avoid such risks.

Therefore, NLPC urges shareholders to vote “FOR” Proposal No. 5, “Independent Board Chair,” on the 2023 Proxy Ballot for PepsiCo, Inc.

39 “Everybody’s business: The Xinjiang good entering global supply chains,” C4ADS, May, 2022. See https://c4ads.org/wp-content/uploads/2022/05/EverybodysBusiness.pdf.

40 Ibid.

41 “Forced Labor,” PepsiCo, April 4, 2023. See https://www.pepsico.com/our-impact/esg-topics-a-z/forced-labor.

42 Russell, George. “As UN pushes radical sustainable development goals, scientists are trying to make sense of them,” Fox News, July 26, 2016. See https://www.foxnews.com/world/as-un-pushes-radical-sustainable-development-goals-scientists-are-trying-to-make-sense-of-them.

43 “PepsiCo green bond framework,” PepsiCo, Inc., July 14, 2022. See https://www.pepsico.com/docs/default-source/sustainability-and-esg-topics/pepsico-green-bond-framework-2022.pdf?sfvrsn=a04db793_11.

44 Russell, George. “As UN pushes radical sustainable development goals, scientists are trying to make sense of them,” Fox News, July 26, 2016. See https://www.foxnews.com/world/as-un-pushes-radical-sustainable-development-goals-scientists-are-trying-to-make-sense-of-them.

Photo credits:

Page 3 – PepsiCo headquarters, Tony Webster/Creative Commons

Page 6 – Ramon Laguarta, World Economic Forum/Creative Commons

Page 7 – BLM riots in South Minneapolis, Chad Davis/Creative Commons

Page 8 – Aunt Jemima pancake mix, JeepersMedia/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Proposal No. 5 (“Independent Board Chair”) for the PepsiCo, Inc. annual meeting, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.